SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                        Commission File Number: 000-24941

                                                     NOTIFICATION OF LATE FILING


(Check one):   [X] Form 10-K     [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
               [ ] Form N-SAR


For Period Ended: December 31, 2000
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[ ]   Transition Report on Form 10-K       [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F       [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I. Registrant Information

Full name of registrant Next Generation Technology Holdings, Inc.
                        ------------------------------------------

Former name if applicable The Delicious Brand, Inc.
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590 Madison Avenue, 21st Floor, PMB 2137
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Address of principal executive office (Street and number)

New York, New York 10022
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City, State and Zip Code

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]      (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

          Due to difficulty in gathering certain information, the Company is unable to file its Form 10-K in a timely manner.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification


              Donald Schmitt                 (800)                234-8880
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                   (Name)                 (Area Code)           (Phone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ X] Yes  [  ] No

         On June 1, 2000, the registrant consummated the sale of substantially all of its assets and business for cash to BF USB, Inc. a Delaware corporation. Upon the consummation of the sale of assets, the registrant has been exploring new business opportunities but has not identified any new business at present. The results of operations for the period ending December 31, 2000 may not be comparable to that of prior years as a result of the sale of substantially all the assets of the registrant.

                    Next Generation Technology Holdings, Inc.
                    -----------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                              By:  /s/ Donald C. Schmitt
      ------------------------------                  --------------------------
                                                      Donald  C. Schmitt
                                                      President



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